Gelteq Limited

Level 4

100 Albert Road

South Melbourne VIC, 3025

Australia

September 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Tamika Sheppard

Re:	Gelteq Limited

Registration Statement on Form F-1

Originally Filed on July 15, 2024

File No. 333-280804

Dear Tamika Sheppard,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gelteq Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. on Monday, September 30, 2024, or as soon as practicable thereafter.

Very truly yours,

/s/ Nathan J. Givoni
Nathan J. Givoni
Chief Executive Officer